Mail Stop 3628

                                                                 June 3, 2021

      Paul Vanderslice
      Chief Executive Officer
      BMO Commercial Mortgage Securities LLC
      151 West 42nd Street
      New York, New York 10036

                 Re:   BMO Commercial Mortgage Securities LLC
                       Registration Statement on Form SF-3
                       Filed May 7, 2021
                       File No. 333-255934

      Dear Mr. Vanderslice:

             We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

             Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

      Registration Statement on Form SF-3

      Form of Prospectus

      Forward-Looking Statements

          1. We note your statement that you will not update or revise any forward-looking statement.
             This disclaimer does not appear to be consistent with your disclosure obligations. Please revise to clarify that you will update this information to the extent required by law.

       Part II     Information Not Required in Prospectus

      Item 14. Exhibit Index, page II-8
 Paul Vanderslice
BMO Commercial Mortgage Securities LLC
June 3, 2021
Page 2

      2. Please file your remaining exhibits with your next amendment. Refer to
Item 1100(f) of
         Regulation AB and Instruction 1 to Item 601 of Regulation S-K.

Form of Pooling and Servicing Agreement

Section 4.06 Remittances; P&I Advances, page 47

      3. Please revise this section to clarify the servicer   s obligation to
made advances on a
         mortgage loan is subject to a forbearance agreement, standstill agreement or similar agreement that provides for a temporary deferral or similar temporary accommodation with respect to all or a portion of the monthly payment amount.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Michelle Stasny at (202) 551-3674 or me at (202) 551-3850 with any other questions.

                                                            Sincerely,

                                                            /s/ Katherine Hsu

                                                            Katherine Hsu
                                                            Office Chief
                                                            Office of
Structured Finance


cc:      Janet Barbiere, Esq., Orrick
         Kar Ho, Esq., Orrick